UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __N/A____)*

Newborn Acquisition Corp.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6463T130

(CUSIP Number)

February 14, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6463T130

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boothbay Absolute Return Strategies LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 465,000*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 465,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.15%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. G6463T130

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boothbay Fund Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 465,000*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 465,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.15%*
12.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. G6463T130

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ari Glass
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 465,000*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 465,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.15%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

Item 1.

(a)	Name of Issuer Newborn Acquisition Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices Room 801, Building C SOHO Square, No. 88 Zhongshan East 2nd Road, Huangpu District Shanghai, China 200002

Item 2.

(a)	Name of Person Filing: Boothbay Absolute Return Strategies LP* Boothbay Fund Management, LLC* Ari Glass*

(b)	Address of the Principal Office or, if none, residence 140 East 45th Street, 14th Floor New York, NY 10017

(c)	Citizenship Boothbay Absolute Return Strategies LP – Delaware Boothbay Fund Management, LLC – Delaware Ari Glass – United States

(d)	Title of Class of Securities Ordinary Shares

(e)	CUSIP Number G6463T130

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Boothbay Absolute Return Strategies LP – 465,000* Boothbay Fund Management, LLC – 465,000* Ari Glass – 465,000*

(b)	Percent of class: Boothbay Absolute Return Strategies LP – 7.15%* Boothbay Fund Management, LLC – 7.15%* Ari Glass – 7.15%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote Boothbay Absolute Return Strategies LP – 0 Boothbay Fund Management, LLC – 0 Ari Glass – 0

(ii)	Shared power to vote or to direct the vote Boothbay Absolute Return Strategies LP – 465,000* Boothbay Fund Management, LLC – 465,000* Ari Glass – 465,000*

(iii)	Sole power to dispose or to direct the disposition of Boothbay Absolute Return Strategies LP – 0 Boothbay Fund Management, LLC – 0 Ari Glass – 0

(iv)	Shared power to dispose or to direct the disposition of Boothbay Absolute Return Strategies LP – 465,000* Boothbay Fund Management, LLC – 465,000* Ari Glass – 465,000*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

* The Ordinary Shares (the “Shares”) of Newborn Acquisition Corp., a blank check company incorporated in the Cayman Islands (the “Issuer”), reported herein are held in the form of units (the “Units”). Each Unit consists of one share of one Ordinary Share, one redeemable warrant, and one right to receive one-tenth (1/10) of one Ordinary Share upon the consummation of its initial business combination (“Initial Business Combination”), as described in more detail in the Issuer’s Prospectus filed with the SEC on February 14, 2020 (the “Prospectus”). Each warrant entitles the holder thereof to purchase one half of one Ordinary Share, and each ten rights entitle the holder thereof to receive one Ordinary Share at the closing of an Initial Business Combination. Each warrant will become exercisable on the later of one year after the effective date of the Prospectus or the consummation of an Initial Business Combination and will expire five years after the completion of an Initial Business Combination, or earlier upon redemption. In accordance with Rule 13d-3(d)(1) regarding securities which represent a right to acquire an underlying security, each Unit has been reported herein as representing the beneficial ownership of one (1) Class A Ordinary Share.

The Units are held by Boothbay Absolute Return Strategies LP, a Delaware limited partnership (the “Fund”), which is managed by Boothbay Fund Management, LLC, a Delaware limited liability company (the “Adviser”). The Adviser, in its capacity as the investment manager of the Fund, has the power to vote and the power to direct the disposition of all Units held by the Fund. Ari Glass is the Managing Member of the Adviser. Accordingly, for the purposes of Reg. Section 240.13d-3, the reporting persons herein may be deemed to beneficially own an aggregate of 465,000 Ordinary Shares, or 7.15% of the 6,500,000 Shares that were issued and outstanding following the issuance made pursuant to the Prospectus.

This report shall not be deemed an admission that the Adviser, the Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2020

Boothbay Absolute Return Strategies LP

By:	Boothbay Fund Management, LLC, its investment manager

By:	/s/ Ari Glass
Ari Glass, Managing Member

Boothbay Fund Management, LLC

By:	/s/ Ari Glass
Ari Glass, Managing Member

Ari Glass

By:	/s/ Ari Glass
Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Shares of Newborn Acquisition Corp, together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: February 24, 2020

Boothbay Absolute Return Strategies LP

By:	Boothbay Fund Management, LLC, its investment manager

By:	/s/ Ari Glass
Ari Glass, Managing Member

Boothbay Fund Management, LLC

By:	/s/ Ari Glass
Ari Glass, Managing Member

Ari Glass

By:	/s/ Ari Glass
Individually